FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended December 31, 2004

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer’s disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed a distribution deal in Italy for AlzheimAlert™ with Alifax S.p.A. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA). TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals. The Company’s TobacAlert™ product is presently available in CVS / Pharmacy stores across the U.S.

Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. NX-1207 is currently in Phase 2 human testing in the US. Nymox also has several other drug candidates and diagnostic technologies in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. The Company is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox also is developing drug treatments aimed at the causes of Alzheimer’s disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer’s disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert™ test and implicated in widespread brain cell death seen in Alzheimer’s disease.

TABLE OF CONTENTS

Corporate Information	2
Message to Shareholders	3
Management's Discussion and Analysis	7
Management's Report	12
Auditor's Report to the Shareholders	14
Consolidated Balance Sheets	16
Consolidated Statements of Operations	17
Consolidated Statements of Deficit	18
Consolidated Statements of Cash Flows	19
Notes to Consolidated Financial Statements	20

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback, M.D., D.A.B.P	- C.E.O., President and Chairman
Roy M. Wolvin	- Secretary-Treasurer
Jack Gemmell, LL.B	- General Counsel and Director
Brian Doyle, B.Sc., M.B.A	- Senior Manager, Global Sales and Marketing
Hans Black, M.D	- Director
Michael Sonnenreich, J.D	- Director
Prof. Walter von Wartburg	- Director
Auditors	KPMG LLP
Legal Counsel	Foley & Lardner
Transfer Agent	Computershare Investor Services
Bankers	CIBC / Bank of America
Stock Exchange Listings	The NASDAQ Stock Market
Stock Trading Symbol	NASDAQ - NYMX
Operating Facilities	230 West Passaic St.
Maywood, NJ, USA, 07607
9900 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2
Website	www.nymox.com
E-mail	info@nymox.com

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2004.

On January 26, Nymox reported that the Company had concluded the first two Phase 1 and Phase 1-2 U.S. clinical trials of NX-1207, the Company’s investigational new drug for benign prostatic hyperplasia (BPH). The studies confirmed the good safety profile of NX-1207.

On July 14, Nymox announced that the new clinical trial protocol for the Company’s investigational new drug NX-1207 for benign prostatic hyperplasia had been found acceptable by the FDA.

On July 28, Nymox released data from Phase 1-2 U.S. clinical trials of NX-1207. Subjects were administered BPH symptom score rating scales (American Urological Association, AUA BPH Symptom Score) over the course of one month, during treatment with NX-1207. The AUA BPH symptom score measurement includes data on 1) sensations of incomplete emptying of the bladder; 2) need to urinate frequently; 3) stopping and starting during urination; 4) urgent need to urinate; 5) weakness of urinary stream; 6) need to push or strain during urination; and 7) urination during sleep (nocturia). At one month, the subjects treated with NX-1207 showed overall mean symptom improvement of 6.87 points (compared to 0.5 for controls), which was statistically significant (p=.0352). A total of 20 men with BPH aged 45-65 were in the trials which evaluated the effect of NX-1207 over a period of 30 days. The trials were designed to include only the more difficult cases of subjects who did not respond to optimal medical therapy. Patients were assessed for the drug effect on symptoms (such as frequent urination, urination at night, difficulty with urination, etc.) and for the drug effect on prostate size measurements. Overall there was a highly significant improvement in symptom scores and shrinkage in prostate size in the 30 day studies. Prostate size reduction also reached statistical significance, at the p=.035 level. There were no significant adverse side effects from the drug in these trials.

On September 8, Nymox announced one year follow-up results from Phase 2 testing of NX-1207. The trial data indicated that at one year’s follow-up, there was symptomatic improvement in the individuals treated with NX-1207. Patients in the trial of NX-1207 were administered AUA Symptom Score evaluations after one year. The mean AUA score in patients treated with NX-1207 showed an 8.8 point improvement compared to controls. This reached statistical significance and exceeded results from the most recent Phase 1-2 30 day study of NX-1207 reported by Nymox earlier in 2004. In the latter study there was a 6.9 point improvement in AUA score.

On March 17, Nymox announced that NXC-4720, its product for E.coli O157:H7 meat contamination, has made further milestones in product development. NXC-4720 has shown impressive efficacy in further independent testing protocols. On October 7, Nymox announced the signing of a licensing agreement with Health Canada for the licensing of patent rights and technology for the treatment of deadly E. coli O157:H7 bacteria in cattle. Health Canada is the Canadian government health department. The licensing agreement is part of a collaboration with Dr. Roger Johnson and the Laboratory for Foodborne Zoonoses in Guelph, Ontario for the research and development of novel animal and related treatments for E. coli 0157:H7, a bacteria implicated in contamination of meat products and of drinking water supplies.

On February 18, Nymox announced that it had filed a Premarket Approval application (PMA) with the FDA for the Company’s Alzheimer urine test (AlzheimAlert™).

On November 4, Nymox announced that it had filed an amendment to its Premarket Approval application (PMA) for the Company’s urine NTP test kit with the FDA. The PMA amendment was filed in response to the Company’s discussions and meetings with the FDA over the summer and was designed to meet the specific concerns raised by the FDA in our original filings. The urine NTP test kit is a kit version of the Company’s AlzheimAlert™ test and is designed for sale to clinical laboratories and hospitals for on-site testing of patient urine samples using the kit.

On November 8, Nymox announced the certification of its AlzheimAlert™ test kit with a CE Mark, making the device eligible for sale in the European Union. The Company announced that it had fulfilled the required regulations which will allow European clinical and hospital laboratories to perform the AlzheimAlert™ test in their own facilities in Europe. Under the European IVD Directive, certain products must meet regulatory requirements in order to qualify for sale and distribution in the European Union. The CE Marking indicates that a product complies with EU safety, environmental, and quality standards. Nymox has satisfactorily completed the testing and registration required to obtain CE Marking for the AlzheimAlert™ test kit device. The AlzheimAlert test is presently registered for sale in 21 countries in the EU. A distribution agreement was signed in February, 2005 with Alifax S.p.A. for Italy.

On December 2, Nymox announced that it had filed a further amendment to its Premarket Approval application (PMA) for the Company’s urine NTP test kit with the FDA. The new PMA amendment was filed in response to the remaining requirements from the Company’s meetings and discussions with the FDA.

On June 29, Nymox announced that a new study published in the Journal of Alzheimer’s Disease (J Alzheimers Dis. June, 2004; 6(3):231-42) had reported finding important new evidence linking neural thread protein (NTP), the brain protein measured by the company’s proprietary urine AlzheimAlert™ test, to impaired insulin functioning and accelerated death in brain cells. Previous published studies have found that NTP was elevated in the brain tissue, cerebrospinal fluid and urine of Alzheimer’s disease patients and have shown that increased NTP production is associated with many of the characteristic signs of cell death and changes found in Alzheimer’s disease (AD). Other unrelated published studies have found evidence that impaired insulin functioning may play an important role in AD. The new study conducted by Drs. Suzanne de la Monte and Jack Wands of Brown University provided new evidence that increased NTP production kills brain cells by interfering with the insulin signaling they require for normal functioning and setting off a cascade of changes, leading to cellular and protein dysfunctions characteristic of Alzheimer’s disease and to increased cell death.

Nymox holds U.S. and global patent rights for the use of statins for the prevention and treatment of AD. The importance of Nymox’s patent rights for statin use in Alzheimer’s disease has been highlighted by recently published medical studies. What is more, the findings of recent studies have shown that the use of statin drugs is associated with dramatic reduction in the incidence of Alzheimer’s Disease (AD). Patients taking cholesterol lowering statin drugs had a 39% lower risk of acquiring Alzheimer’s disease (AD) according to a study published in Neuroepidemiology (Zamrini E, McGwin G, Roseman JM; “Association between statin use and Alzheimer’s disease,” 2004 Jan-Apr;23:94-8). The study by a team of researchers at the School of Medicine, University of Alabama at Birmingham examined the medical records of over 3,300 patients at a Veterans Affairs Medical Center over a four year period. The study found a statistically significant reduction in AD risk in statin users. Lowering cholesterol may reduce the risk of acquiring Alzheimer’s disease (AD) according to scientific and clinical studies in this area published in the January 8th issue of Neuron (Neuron 2004; 41:7-10). The review states that “studies indicate that there is up to a 70% lower prevalence and incidence of AD in subjects taking statins.” Researchers at the University of Edinburgh and the University of Aberdeen studied 478 80-year old individuals. The authors concluded that statins “appear promising in preventing cognitive decline in older people”. The new study is published in the International Journal of Geriatric Psychiatry (Starr JM, McGurn B, Whiteman M, Pattie A, Whalley LJ, Deary IJ, “Life long changes in cognitive ability are associated with prescribed medications in old age,” Int J Ger Psy April, 2004;19:327-32).

Statin drugs for Alzheimer’s disease were featured in an article written by Gina Kolata of the New York Times. The New York Times article stated, “Dr. Wolozin examined the records of 56,790 patients at three hospitals. The results exceeded his wildest hopes. Those who were taking statins had a 70 percent reduction in the prevalence of Alzheimer’s. A few months later, Dr. Hershel Jick of the Boston University School of Medicine and his colleagues reported in The Lancet that they had compared 284 patients with Alzheimer’s to 1,080 people with no dementia. In the patients who had taken statins, the scientists found, the risk of Alzheimer’s was reduced by 70 percent. Two other groups reproduced the observations. Other researchers found that statins protected genetically engineered mice that normally developed brain changes like those found in Alzheimer’s.” An article in Fortune magazine (August 9, 2004) highlighted the strong future for statins, including the possibilities of use in AD. According to a lead story in the September 13 2004 issue of Physician’s Weekly, there is now considerable epidemiological evidence suggesting that statins, a class of widely prescribed cholesterol-lowering drugs, can reduce risk of Alzheimer’s disease and possibly slow its progression. The story, “Statins: The Emerging Indications,” outlines the encouraging evidence and notes that further large trials studying statins and Alzheimer’s disease are now in progress. Physician’s Weekly is a weekly medical news publication widely distributed to major American hospitals and estimated to be read by over 200,000 physicians. The statin drug patent has generated interest among prospective partners for the Company.

On April 22, Nymox announced significant new progress in the Company’s spheron developments for Alzheimer’s Disease (AD). Spherons are masses of protein and toxins, discovered by Nymox scientists, and closely associated with the brain plaques and cell death found in AD. Human AD tissue measurements in different brain regions have newly been found to show unique spheron cellular “fingerprints” by extensive sensitive measurement techniques. The findings strongly bolster the Nymox AD product development work based on spheron biology. Nymox researchers have elucidated spheron biology, extracted “spherotoxin” molecules, and have developed proprietary models for spheron based drug programs (for reference examples, see Drug News and Perspectives 11, 8, 469-499; Alzheimer’s Reports 5, 3, 177-184).

On September 22, Nymox announced that the Company’s clinical and scientific programs continue to generate a broadening array of new product developments. The Company pursues an aggressive patenting strategy to protect and expand upon its proprietary products, product development and drug discovery and diagnostic technology platforms. Currently Nymox and its subsidiaries have several hundred patents and patent applications in the U.S. and other countries around the world.

On October 22, Nymox announced that it had received notice of issuance of a new U.S. patent for a unique method and device for using saliva to determine cholesterol levels. Elevated cholesterol is a well-known major risk factor for heart disease, the leading cause of death in the U.S., and has been implicated as a risk factor for such other diseases as stroke, diabetes, and Alzheimer’s disease. The National Heart, Lung and Blood Institute of the NIH recommends routine screening for elevated cholesterol levels. The cholesterol testing market in the U.S. is estimated to be at over 200 million tests a year and is projected to rise as the baby boom generation ages.

On June 30, Nymox announced that its tobacco exposure tests have been recently featured in the Australian media as reporters put the products to the test as part of the ongoing debate in Australia over tobacco smoking in pubs, restaurants and other public places. Nymox’s TobacAlert™ product was used to measure levels of second-hand smoke exposure in volunteers sent to Melbourne, Australia’s smoky pubs and other public places according to a June 26, story in The Sunday Herald Sun. Volunteers and pub workers exposed to second-hand smoke registered a positive TobacAlert™ reading; those with a higher level of exposure to second-hand smoke had a corresponding higher TobacAlert™ reading. The Herald Sun, published in Melbourne, is Australia’s biggest-selling daily newspaper. In another development (May 21, 2004), the Western Australian branch of the Australian Medical Association has made the product available as part of its campaign against second-hand smoke. The West Australian, a newspaper based in Perth, Australia, reported on the results of testing non-smoking medical students after just one hour of exposure in a suburban hotel in Perth; many tested positive for second-hand smoke, using Nymox tobacco exposure products. Perth television also televised the story.

On September 29, Nymox filed a Form 6K with the SEC detailing the stock purchases of the Company’s management and directors. As detailed in the filing, directors and management had sold no stock and had personally bought a total of 230,475 shares of Nymox in the open market since December 20, 2000.

On October 21, Nymox announced that CVS, a leading retail pharmacy chain, will be making the Company’s TobacAlert™ product available in 5,400 CVS pharmacy stores across the U.S. CVS is America’s number one retail pharmacy, with 5,400 stores. Before the nation-wide rollout, CVS has been offering TobacAlert™ through selected stores as well as online at www.cvs.com.

We wish to thank our over 4,000 shareholders for their valued strong support. The Nymox team has confidence in the Company’s drugs, medical products, projects and technologies, and we welcome the important challenges ahead.

/s/ Paul Averback, MD
Paul Averback, MD President

March 15, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $11.1 million as of December 31, 2004, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations 2004

Selected Annual Information	2004	2003	2002
Total Revenues	$321,948	$200,132	$361,748
Net Loss	$(3,745,625)	$(4,354,288)	$(3,412,609)
Loss per share (basic & diluted)	$(0.15)	$(0.18)	$(0.15)
Total Assets	$4,066,021	$4,002,862	$4,358,657

Quarterly Results 2004	Q1	Q2	Q3	Q4
Total Revenues	$58,255	$82,999	$102,325	$78,369
Net Loss	$(963,782)	$(1,142,540)	$(695,031)	$(944,272)
Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.03)	$(0.04)

Quarterly Results 2003	Q1	Q2	Q3	Q4
Total Revenues	$34,027	$75,698	$58,416	$31,991
Net Loss	$(928,490)	$(1,122,889)	$(847,163)	$(1,455,746)
Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.06)

Results of Operations – 2004 compared to 2003

Net losses were $944,272, or $0.04 per share, for the quarter and $3,745,625, or $0.15 per share, for the year ended December 31, 2004, compared to $1,455,746, or $0.06 per share, and $4,354,288, or $0.18 per share, respectively, for the corresponding periods in 2003. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2004 were 25,103,252 compared to 23,771,858 for the same period in 2003.

Revenues

Revenues from sales amounted to $78,369 for the quarter and $321,895 for the year ended December 31, 2004, compared with $31,991 for the quarter and $199,217 for the year ended December 31, 2003. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product account for the increase in sales. The Company anticipates that revenues will increase if and when product candidates pass regulatory milestones and are launched on the market.

Research and Development

Research and development expenditures were $1,861,239 for the year ended December 31, 2004, compared with $2,510,051 for the year ended December 31, 2003. In 2004, research tax credits amounted to $9,358 compared to $33,019 in 2003. Corporate activities in 2004 were more focused on clinical trials and submissions to regulatory agencies, which explain the decrease in R&D expenditures and tax credits. The Company anticipates that research and development expenditures will not increase significantly as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $307,649 for the year ended December 31, 2004, in comparison to expenditures of $197,435 for the year ended December 31, 2003. Increased marketing of our products accounts for the rise in expenditures. The Company anticipates that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses were $1,158,750 for the year ended December 31, 2004, compared with $1,311,311 in the year ended December 31, 2003 due to a decrease in professional fees. The Company anticipates that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2004 expenses (70% in 2003) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2004 or 2003.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $18,672 per month.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$97,091	$97,091	$0	$0
Operating Leases	$32,479	$11,481	$19,432	$1,566
Other Long Term Obligations	$0	$0	$0	$0

Total Contractual Obligations	$129,570	$108,572	$19,432	$1,566

Results of Operations – 2003 compared to 2002

Net losses were $1,455,746, or $0.06 per share, for the quarter and $4,354,288, or $0.18 per share, for the year ended December 31, 2003, compared to $886,333, or $0.03 per share, and $3,412,609, or $0.15 per share, respectively, for the corresponding periods in 2002. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2003 were 23,771,858 compared to 22,965,668 for the same period in 2002.

Revenues

Revenues from sales amounted to $31,991 for the quarter and $199,217 for the year ended December 31, 2003, compared with $50,058 for the quarter and $356,162 for the year ended December 31, 2002. The reduction in marketing expenditures (due to regulatory tasks and trials associated with the kit format of the products) accounted for the reduction in revenues for AlzheimAlert™ (decrease 39%) and for NicAlert™ (decrease 43%) in 2003.

Research and Development

Research and development expenditures were $2,510,051 for the year ended December 31, 2003, compared with $1,706,086 for the year ended December 31, 2002. The increase is attributable to higher spending in the development of the therapeutic products in the Company’s pipeline. In 2003, research tax credits amounted to $33,019 compared to $16,656 in 2002. The rise is due to an increase in the expenses admissible for government tax credits.

Marketing Expenses

Marketing expenditures were $197,435 for the year ended December 31, 2003, in comparison to expenditures of $235,925 for the year ended December 31, 2002. The decrease is attributable to planned reduced costs relating to marketing agreements.

Administrative Expenses

General and administrative expenses were $1,311,311 for the year ended December 31, 2003, compared with $1,230,439 in the year ended December 31, 2002 due to increased professional fees.

Financial Position

Liquidity and Capital Resources

As of December 31, 2004, cash totaled $529,642 and receivables including tax credits totaled $93,794. In August 2003, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $12 million of the Corporation’s common shares over a twenty-four month period commencing August 25, 2003. As at September 30, 2004, twelve drawings were made under this purchase agreement, for total proceeds of $4,350,000. Specifically, on September 30, 2003, 204,918 common shares were issued at a price of $2.44 per share. On October 21, 2003, 182,203 common shares were issued at a price of $2.36 per share. On December 8, 2003, 106,383 common shares were issued at a price of $2.82 per share. On December 22, 2003, 109,091 common shares were issued at a price of $2.75 per share. On January 14, 2004, 102,041 common shares were issued at a price of $3.92 per share. On February 27, 2004, 69,284 common shares were issued at a price of $4.33 per share. On March 10, 2004, 100,402 common shares were issued at a price of $4.98 per share. On April 30, 2004, 92,807 common shares were issued at a price of $4.31 per share. On June 22, 2004, 69,444 common shares were issued at a price of $2.88 per share On July 7, 2004, 140,056 common shares were issued at a price of $3.57 per share. On August 3, 2004, 130,990 common shares were issued at a price of $3.13 per share. On September 27, 2004, 52,885 common shares were issued at a price of $2.08 per share.

The Company negotiated a new agreement with the same investor on October 6, 2004, under the same terms and conditions of the previous agreement. The Company can draw down $13,000,000 over 24 months under the new agreement. As at December 31, 2004, three drawings were made under this purchase agreement, for total proceeds of $850,000. On October 25, 2004, 95,238 common shares were issued at a price of $2.10 per share. On December 14, 2004, 148,699 common shares were issued at a price of $2.69 per share. On December 22, 2004, 78,616 common shares were issued at a price of $3.18 per share. The Company can draw down a further $12,150,000 over the remaining 21 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Reconciliation to U.S. GAAP is presented in Note 12 to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Company’s auditors, are appointed by the shareholders. They independently review the Company’s system of internal controls and perform the necessary tests of accounting records and procedures to enable them to report their opinions as to the fairness of the consolidated financial statements and their conformity with generally accepted accounting principles.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

/s/ Paul Averback, MD	/s/ Roy Wolvin
Paul Averback	Roy Wolvin
Chief Executive Officer &	Chief Financial Officer
President	& Secretary-Treasurer

February 18, 2005

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2004, 2003 and 2002

KPMG LLP
Chartered Accountants
2000 McGill College Avenue	Telephone (514) 840-2100
Suite 1900	Telefax (514) 840-2187
Montreal (Quebec) H3A 3H8	www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

(Signed)     KPMG LLP

Chartered Accountants

Montréal, Canada

February  18, 2005 (except as to note 15 (b),
   which is as of February 22, 2005)

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2004 and 2003
(in US dollars)

	2004	2003
Assets
Current assets:
Cash	$529,642	$605,603
Accounts receivable	51,417	27,503
Research tax credits receivable	42,377	33,019
Inventories	31,499	66,547
Prepaid expenses and deposit	44,139	15,000

	699,074	747,672
Long-term security deposit	--	17,500
Long-term receivables (note 6)	70,000	70,000
Property and equipment (note 3)	25,348	133,161
Patents and intellectual property (note 4)	3,271,599	3,034,529

	$4,066,021	$4,002,862

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,274,447	$1,119,675
Accrued liabilities	150,652	98,559
Notes payable (note 5)	600,000	500,000
Deferred revenue	28,535	5,930

	2,053,634	1,724,164
Non-controlling interest (note 6)	800,000	800,000
Shareholders' equity:
Share capital (note 7)	36,553,350	32,503,600
Warrants and options (note 7 (f))	55,384	336,438
Additional paid-in capital (note 7 (f))	554,921	85,200
Deficit	(35,951,268)	(31,446,540)

	1,212,387	1,478,698
Commitments and contingencies (note 8)
Subsequent events (note 15)

	$4,066,021	$4,002,862

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD	Director
/s/ Hans Black, MD	Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

	2004	2003	2002
Revenues:
Sales	$321,895	$199,217	$356,162
Interest	53	915	5,586

	321,948	200,132	361,748
Expenses:
Research and development	1,861,239	2,510,051	1,706,086
Less research tax credits	(9,358)	(33,019)	(16,656)

	1,851,881	2,477,032	1,689,430
General and administrative	1,158,750	1,311,311	1,230,439
Marketing	307,649	197,435	235,925
Cost of sales	185,567	123,463	216,637
Depreciation of property and equipment	33,708	38,774	44,710
Amortization of patents and intellectual
property	398,853	360,857	343,149
Write-down of equipment	89,254	15,307	--
Interest and bank charges	41,911	30,241	46,967

	4,067,573	4,554,420	3,807,257
Gain on disposal of property and equipment	--	--	(32,900)

	4,067,573	4,554,420	3,774,357

Net loss	$(3,745,625)	$(4,354,288)	$(3,412,609)

Basic and diluted loss per share (note 10)	$(0.15)	$(0.18)	$(0.15)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

	2004	2003	2002
Deficit, beginning of year	$(31,326,826)	$(26,742,308)	$(23,153,447)
Adjustment to reflect change in accounting
for amortization of patents (note 2 (c))	(119,714)	(129,125)	(138,535)

	(31,446,540)	(26,871,433)	(23,291,982)
Adjustment to reflect adoption of fair value
for employee stock options (note 2 (h))	(548,164)	--	--

Deficit, beginning of year, restated	(31,994,704)	(26,871,433)	(23,291,982)
Net loss	(3,745,625)	(4,354,288)	(3,412,609)
Share issue costs	(210,939)	(220,819)	(166,842)

Deficit, end of year	$(35,951,268)	$(31,446,540)	$(26,871,433)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

	2004	2003	2002
Cash flows from operating activities:
Net loss	$(3,745,625)	$(4,354,288)	$(3,412,609)
Adjustments for:
Depreciation of property and equipment	33,708	38,774	44,710
Amortization of patents and intellectual property	398,853	360,857	343,149
Stock-based compensation	16,220	--	--
Write-down of equipment	89,254	15,307	--
Gain on disposal of property and equipment	--	--	(32,900)
Services paid with common shares	--	--	32,420
Write-down of deferred share issuance costs	--	--	106,195
Changes in operating assets and liabilities:
Accounts receivable	(23,914)	73,861	(48,905)
Research tax credits receivable	(9,358)	14,146	(16,656)
Inventories	35,048	(13,339)	(35,641)
Prepaid expenses	(11,639)	(15,000)	37,500
Accounts payable and accrued liabilities	(38,160)	339,264	575,532
Deferred revenue	22,605	(50,000)	605

	(3,233,008)	(3,590,418)	(2,406,600)
Cash flows from financing activities:
Proceeds from issuance of share capital	3,674,033	4,096,000	2,995,525
Share issue costs	(210,939)	(220,819)	(166,842)
Proceeds from notes payable	100,000	300,000	200,000
Repayment of notes payable	--	(344,872)	(51,903)

	3,563,094	3,830,309	2,976,780
Cash flows from investing activities:
Additions to property and equipment	(15,149)	(1,949)	(12,919)
Additions to patent costs	(390,898)	(292,968)	(418,519)
Proceeds from disposal of property and equipment	--	--	32,900

	(406,047)	(294,917)	(398,538)

Net (decrease) increase in cash	(75,961)	(55,026)	171,642
Cash, beginning of year	605,603	660,629	488,987

Cash, end of year	$529,642	$605,603	$660,629

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$30,101	$30,241	$46,967
(b) Non-cash transactions:
Shares issued for services	--	--	32,420
Additions to patent costs included in accounts
payable and accrued liabilities at year-end	427,170	182,145	174,100

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 12.

(b)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

2.	Significant accounting policies (continued):

(c)	Property and equipment, patents and intellectual property:

Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate

Laboratory equipment	20%
Computer equipment	20%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years.

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

(d)	Impairment and disposal of long-lived assets:

On January 1, 2004, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to the impairment of long-lived assets. A long-lived asset, consisting of property and equipment and intangible assets with definite useful lives, is tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for long-lived assets, when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

2.	Significant accounting policies (continued):

(d)	Impairment and disposal of long-lived assets (continued):

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell, and would no longer be depreciated.

There was no impact on the Corporation’s financial statements as a result of adopting these recommendations.

(e)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

(f)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

(g)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

2.	Significant accounting policies (continued):

(g)	Foreign currency translation (continued):

Foreign exchange gains included in the consolidated statements of operations for fiscal 2004 amounted to $10,279 (2003 — $16,615; 2002 — $3,315).

(h)	Stock-based compensation plan:

Effective January 1, 2004, the Company adopted the recommendations of the CICA which require entities to account for employee stock options using the fair value based method beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under the standard, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the CICA only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

(i)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset, if it is more likely than not that the asset will not be realized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

2.	Significant accounting policies (continued):

(j)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(k)	Guarantees:

In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreements.

(l)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

3.	Property and equipment:

			2004
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$431,037	$416,362	$14,675
Computer equipment	29,344	18,807	10,537
Office equipment and fixtures	88,950	88,814	136

	$549,331	$523,983	$25,348

			2003
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$622,525	$501,640	$120,885
Computer equipment	18,445	15,093	3,352
Office equipment and fixtures	88,949	80,025	8,924

	$729,919	$596,758	$133,161

During 2004, the Corporation wrote down equipment of $89,254 that was no longer being used (2003 — $15,307; 2002 — nil).

4.	Patents and intellectual property:

			2004
	Cost	Accumulated amortization	Net book value
Patent costs	$3,015,932	$848,609	$2,167,323
Intellectual property rights acquired	2,222,661	1,118,385	1,104,276

	$5,238,593	$1,966,994	$3,271,599

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

4.	Patents and intellectual property (continued):

			2003
	Cost	Accumulated amortization	Net book value
Patent costs	$2,380,009	$670,612	$1,709,397
Intellectual property rights acquired	2,222,661	897,529	1,325,132

	$4,602,670	$1,568,141	$3,034,529

The estimated aggregate amortization expense for each of the next five years is approximately $400,000 per year.

5.	Notes payable:

	2004	2003
Note payable from a shareholder-related company, non-interest bearing, due on or before
January 14, 2005	$100,000	$--
Notes payable, bearing interest at the prime rate plus 2%, due on or before July 31, 2005	500,000	500,000

	$600,000	$500,000

During the year, the maturity dates of notes payable in the amount of $500,000 outstanding at December 31, 2003 were extended from July 31, 2004 to June 30, 2005. In addition, the Corporation issued a note payable in the amount of $100,000, which was repaid on January 14, 2005.

6.	Non-controlling interest:

Non-controlling interest includes redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

6.	Non-controlling interest (continued):

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

7.	Share capital:

	2004	2003
Authorized:
An unlimited number of common shares
Issued and outstanding:
25,504,062 common shares (2003 - 24,401,159 shares)	$36,553,350	$32,503,600

(a)	Changes in the Corporation’s outstanding common shares are presented below:

	Shares	Dollars
Issued and outstanding, December 31, 2002	23,020,954	$28,407,600
Issue of common shares under common stock private
purchase agreements (b) (c)	1,280,205	3,890,000
Issue of common shares pursuant to exercise of warrants (d)	100,000	206,000

Balance, December 31, 2003	24,401,159	32,503,600
Issue of common shares for cash under
common stock private purchase agreements (b) (c)	1,080,462	3,670,000
Issued pursuant to the exercise of warrants (b):
For cash	1,090	4,033
Ascribed value from other capital and
cashless exercise	21,351	375,717

Balance, December 31, 2004	25,504,062	$36,553,350

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

7.	Share capital (continued):

(b)	Private placements and other:

In 2004, the Corporation completed private placements for 1,080,462 common shares and received aggregate proceeds of $3,670,000. In 2003, the Corporation completed private placements for 1,280,205 common shares and received aggregate proceeds of $3,890,000. The share issue costs related to these private placements have been charged against the deficit.

In 2004, the Corporation issued 1,090 common shares upon the exercise of 1,090 Series J warrants. In addition, the Corporation issued 16,953 common shares pursuant to a cashless exercise of 109,879 Series G warrants and 4,398 common shares pursuant to a cashless exercise of 22,061 Series J warrants. The value credited to share capital of $375,717 represents the ascribed value of $281,054 of the warrants exercised previously recorded by the Corporation on the consolidated balance sheet, as well as the fair value of $94,663 of the 21,351 common shares issued to the warrant holders upon exercise.

The fair value of the common shares issued to settle the exercise of the warrants was recorded as a decrease to additional paid-in capital.

(c)	Common Stock Private Purchase Agreement:

In August 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In October 2004, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million (previously $12 million) of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2004, the Corporation issued 1,080,462 common shares to the Purchaser for aggregate proceeds of $3,670,000 under the agreements. At December 31, 2004, the Corporation can require the Purchaser to purchase up to $12,150,000 of common shares over the remaining 21 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

7.	Share capital (continued):

(d)	Warrants:

The Corporation has issued the following warrants to purchase common shares:

Warrants	Exercise price per share	Issued	Exercised to date	Expired	Outstanding at December 31, 2004	Expiry
Series E	$4.53	200,000	--	200,000	--	November 30, 2004
Series F	$4.06	160,000	--	160,000	--	November 30, 2004
Series G	$3.70	115,662	109,879	--	5,783	January 8, 2005
Series H	$9.38	66,667	--	66,667	--	March 6, 2004
Series I	$7.81	26,667	--	26,667	--	March 6, 2004
Series J	$3.70	42,864	23,151	--	19,713	July 31, 2005

		611,860	133,030	453,334	25,496

(e)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

7.	Share capital (continued):

(e)	Stock options (continued):

Changes in outstanding options were as follows for the last two fiscal periods:

	Number	Weighted average exercise price
Balance, December 31, 2002	1,654,000	$4.51
Granted	610,000	3.02
Expired	(133,500)	5.06

Balance, December 31, 2003	2,130,500	4.05
Expired	(319,000)	5.15

Balance, December 31, 2004	1,811,500	$3.86

At December 31, 2004, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

210,000	210,000	$2.25	January 17, 2006
10,000	10,000	9.53	January 17, 2006
10,000	10,000	6.79	January 17, 2006
20,000	20,000	6.93	January 17, 2006
50,000	50,000	7.97	April 30, 2006
10,000	10,000	11.60	August 13, 2006
10,000	10,000	6.24	August 13, 2006
30,000	30,000	6.93	August 13, 2006
4,500	4,500	6.41	December 19, 2007
50,000	50,000	6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
45,000	45,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
250,000	250,000	3.88	May 1, 2010
50,000	40,000	6.93	May 1, 2010
10,000	10,000	4.70	June 15, 2010
10,000	10,000	3.20	August 14, 2010
5,000	5,000	3.15	August 16, 2010
10,000	10,000	2.21	January 16, 2011
35,500	35,500	1.93	April 23, 2011
100,000	80,000	4.00	November 1, 2011
1,500	1,500	4.20	November 8, 2011
225,000	225,000	4.33	November 13, 2011
50,000	20,000	3.75	April 28, 2013
38,000	38,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013

1,811,500	1,751,500	$3.86

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

7.	Share capital (continued):

(f)	Changes in “warrants and options” and “additional paid-in capital” were as follows:

	Warrants and options	Additional paid-in capital
Balance, December 31, 2003 and 2002	$336,438	$85,200
Stock-based compensation:
Initial adoption of fair value method (note 2 (h))	--	548,164
Current year's expense	--	16,220
Ascribed value to share capital	(281,054)	(94,663)

Balance, December 31, 2004	$55,384	$554,921

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next five years are as follows:

2005	$108,572
2006	11,481
2007	5,863
2008	2,088
2009	1,566

$129,570

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

8.	Commitments and contingencies (continued):

(b)	Contingencies:

Litigation:

A shareholder served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a 2000 private placement agreement and to damages of $4,000,000 for lost opportunity to sell these shares. In October 2003, the Corporation filed an action against the shareholder, certain private investors, their agents and others in the United States District Court of the Southern District of New York. The complaint alleged that the defendants, inter alia, violated federal securities laws, breached their contractual commitments and/or breached their fiduciary duties toward the Corporation.

During 2004, the Corporation reached an agreement to settle this litigation in Ontario and in the United States District Court of the Southern District of New York with a shareholder and certain private investors, their agents and others. The agreement resulted in the dismissal of all outstanding actions between the parties. The terms of the settlement are confidential, but do not require the Corporation to issue further shares or pay any damages or significant legal fees.

Demand for arbitration:

In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee was claiming damages of up to $498,000 plus attorney’s fees and costs, based upon alleged violations of the New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claimed unspecified damages.

The Corporation reached a confidential settlement agreement in this litigation in New Jersey with the former employee. The settlement of this claim was recorded in the accounts in the second quarter.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

9.	Income taxes:

Details of the components of income taxes are as follows:

	2004	2003	2002

Loss before income taxes:
Canadian operations	$(3,121,170)	$(3,569,924)	$(2,650,750)
U.S. operations	(624,455)	(784,364)	(761,859)

	(3,745,625)	(4,354,288)	(3,412,609)
Basic income tax rate	31%	33%	35%

Income tax recovery at statutory rates	(1,162,000)	(1,437,000)	(1,194,000)
Adjustments in income taxes resulting from
Non-recognition of losses and other
unclaimed deductions	1,162,000	1,437,000	1,194,000

Income taxes	$--	$--	$--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2004	2003
Future tax assets:
Non-capital losses	$9,695,000	$8,568,000
Scientific research and experimental development expenditures	948,000	878,000
Foreign exchange	466,000	351,000
Property and equipment and patents	371,000	196,000
Share issue costs	139,000	138,000

	11,619,000	10,131,000
Less valuation allowance	(11,082,000)	(9,508,000)

	537,000	623,000
Future tax liabilities:
Intellectual property rights	(343,000)	(413,000)
Investment tax credits	(194,000)	(176,000)
Other	--	(34,000)

	(537,000)	(623,000)

Net future tax asset	$--	$--

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

9.	Income taxes (continued):

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial
Non-capital losses:
2005	$2,580,000	$2,580,000
2006	2,940,000	2,930,000
2007	3,542,000	3,476,000
2008	2,528,000	2,528,000
2009	3,115,000	3,080,000
2010	3,395,000	3,347,000
2011	3,293,000	3,282,000
Scientific research and development expenditures:
(Indefinitely)	2,375,000	4,749,000

The Corporation also has investment tax credits available in the amount of approximately $637,000 to reduce future years' Canadian federal taxes payable. These credits expire as follows:

2005	$31,000
2006	231,000
2007	124,000
2008	4,000
2009	9,000
2010	19,000
2011	72,000
2012	62,000
2013	57,000
2014	17,000

$626,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

9.	Income taxes (continued):

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $9,723,000 which expire as follows:

2010	$51,000
2011	1,029,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	288,000

$9,723,000

10.	Earnings per share:

(a)	Basic and diluted earnings per share:

The reconciliation between basic and diluted earnings per share is as follows:

	2004	2003	2002

Basic:
Basic weighted average number of common shares outstanding	24,924,674	23,669,852	22,651,639

Basic loss per share	$(0.15)	$(0.18)	$(0.15)

Diluted:
Basic weighted average number of common shares outstanding	24,924,674	23,669,852	22,651,639
Plus impact of stock options and warrants (1)	178,578	102,006	314,029

Diluted common shares	25,103,252	23,771,858	22,965,668

Diluted loss per share	$(0.15)	$(0.18)	$(0.15)

(1)	The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2004, 2003 and 2002.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

10.	Earnings per share (continued):

(a)	Basic and diluted earnings per share (continued):

Excluded from the above calculations are 409,500 stock options and 293,334 warrants which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2003 — 1,623,000 options and 453,334 warrants; 2002 — 1,186,500 options and 453,334 warrants).

(b)	Stock-based compensation:

No options were granted by the Corporation in 2004. The Corporation recorded total stock-based compensation of $16,220 in 2004, which is included in marketing expenses on the consolidated statement of operations. Stock-based compensation in fiscal 2004 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options and warrants issued to employees after January 1, 2002, the net loss and related loss per share figures would be as follows:

	2004	2003
Reported net loss	$(4,354,288)	$(3,412,609)
Pro forma adjustments to compensation expense	(494,964)	(53,200)

Pro forma net loss	$(4,849,252)	$(3,465,809)

Pro forma loss per share:
Basic	$(0.20)	$(0.15)
Diluted	(0.20)	(0.15)

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	-	4.27%
Expected volatility	-	40%
Expected life in years	-	5
Dividend yield	-	0%

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

10.	Earnings per share (continued):

(b)	Stock-based compensation (continued):

The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2003:

	Year	Number of options	Weighted average grant-date fair value per share
Exercise price per share equal to
market price per share at date of grant	2003	60,000	$1.11
Exercise price per share greater than
market price per share at date of grant	2003	550,000	0.89

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

11.	Financial instruments:

(a)	Foreign currency risk management:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies, other than the US dollar, could cause unanticipated fluctuations in the Corporation’s operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

(b)	Fair value disclosure:

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

11.	Financial instruments (continued):

(b)	Fair value disclosure (continued):

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of the preferred shares. See note 6.

(c)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(d)	Interest rate risk:

The Company’s exposure to interest rate risk is as follows:

Cash	Fixed interest rate
Notes payable	Floating interest rate

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2004	2003	2002

Net loss, Canadian GAAP	$(3,745,625)	$(4,354,288)	$(3,412,609)
Adjustments:
Stock-based compensation - options granted to
employees (b) (i)	16,220	--	--
Stock-based compensation - options granted to
non-employees (b) (ii)	(41,140)	(41,140)	(41,140)

Net loss, U.S. GAAP	$(3,770,545)	$(4,395,428)	$(3,453,749)

Loss per share, U.S. GAAP	$(0.15)	$(0.19)	$(0.15)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2004	2003	2002

Shareholders' equity, Canadian GAAP	$1,212,387	$1,478,698	$1,957,805
Adjustments:
Stock-based compensation - options granted
to non-employees (ii):
Cumulative compensation expense	(1,384,003)	(1,342,863)	(1,301,723)
Additional paid-in capital	1,436,566	1,395,426	1,354,286
Change in reporting currency (iii)	(62,672)	(62,672)	(62,672)

	(10,109)	(10,109)	(10,109)

Shareholders' equity, U.S. GAAP	$1,202,278	$1,468,589	$1,947,696

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	For US GAAP purposes, the Corporation has elected to follow the intrinsic value method of accounting under APB 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. For Canadian purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(ii)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 12 (d) (2).

(iii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings at the average exchange rate for the respective year.

(c)	Consolidated comprehensive income:

FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss under US GAAP required to reconcile to the comprehensive loss.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company:

The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting StandardsNo. 7, and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2004	Cumulative since the date of inception of the Corporation to December 31, 2003

Revenues:
Sales	$1,545,338	$1,223,443
Interest revenue	508,622	508,569
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	17,122,080	15,260,841
Other expenses	19,792,307	17,577,099
Cash inflows (outflows):
Operating activities	(31,753,638)	(28,520,630)
Investing activities	(2,418,863)	(2,012,816)
Financing activities	34,702,143	31,139,049

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below:

	Number of shares	Consideration	Additional paid-in capital	Accumulated deficit	Total
Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$--	$--	$172,414
Net loss	--	--	--	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	--	(109,241)	63,173
Year ended July 31, 1991:
Net loss	--	--	--	(21,588)	(21,588)
Cumulative translation adjustment	--	1,499	--	(950)	549

Balance, July 31, 1991	2,500,000	173,913	--	(131,779)	42,134
Year ended July 31, 1992:
Common shares issued	9,375	31,468	--	--	31,468
Net loss	--	--	--	(45,555)	(45,555)
Cumulative translation adjustment	--	(6,086)	--	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	--	(171,736)	27,559
Year ended July 31, 1993:
Common shares issued	201,250	159,944	--	--	159,944
Common shares cancelled	(500,000)	--	--	--	--
Net loss	--	--	--	(38,894)	(38,894)
Cumulative translation adjustment	--	(13,994)	--	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	--	(197,800)	147,445
Year ended July 31, 1994:
Common shares issued	2,500	7,233	--	--	7,233
Net loss	--	--	--	(53,225)	(53,225)
Cumulative translation adjustment	--	(25,173)	--	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	--	(235,217)	92,088
Year ended July 31, 1995:
Common shares issued	78,078	303,380	--	--	303,380
Net loss	--	--	--	(285,910)	(285,910)
Cumulative translation adjustment	--	5,196	--	(7,221)	(2,025)

Balance, July 31, 1995 carried forward	2,291,203	635,881	--	(528,348)	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consideration	Additional paid-in capital	Accumulated deficit	Total
Balance, July 31, 1995
brought forward	2,291,203	$635,881	$--	$(528,348)	$107,533

Period ended December 31, 1995:
Adjustment necessary to
increase the number of
common shares	12,708,797	--	--	--	--

Adjusted number of
common shares	15,000,000	635,881	--	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	--	--	2,997,284
Net loss	--	--	--	(1,194,226)	(1,194,226)
Share issue costs	--	(153,810)	--	--	(153,810)
Cumulative translation adjustment	--	2,858	--	(6,328)	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	--	(1,728,902)	1,753,311

Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	--	--	3,852,364
Net loss	--	--	--	(3,175,587)	(3,175,587)
Share issue costs	--	(170,699)	--	--	(170,699)
Stock-based compensation	--	--	434,145	--	434,145
Cumulative translation adjustment	--	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092

Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	--	--	3,180,666
Net loss	--	--	--	(3,755,409)	(3,755,409)
Share issue costs	--	(161,482)	--	--	(161,482)
Capital stock subscription	--	352,324	--	--	352,324
Stock-based compensation	--	--	108,350	--	108,350
Cumulative translation adjustment	--	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052

Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	--	--	5,644,638
Net loss	--	--	--	(4,979,562)	(4,979,562)
Share issue costs	--	(54,131)	--	--	(54,131)
Stock-based compensation	--	--	274,088	--	274,088
Cumulative translation adjustment	--	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998
carried forward	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consideration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 1998
brought forward	19,227,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352

Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731

Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887

Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104

Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696

Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	--	3,674,033
Net loss	--	--	--	(3,770,545)	(3,770,545)
Share issue costs	--	(210,939)	--	--	(210,939)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2004	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(2)	Stock-based compensation:

For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost is recognized for stock options granted to employees for US GAAP purposes. As explained in note 12 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation’s net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

		2004	2003	2002

Net loss	As reported (US GAAP)	$(3,770,545)	$(4,395,428)	$(3,453,749)
	Deduct: stock-based
	employee compensation
	cost, net of taxes of nil,
	under SFAS 123	(16,220)	(662,994)	(221,500)

	Pro-forma	$(3,786,765)	$(5,058,422)	$(3,675,249)

Loss per share	As reported (US GAAP)	$(0.15)	$(0.19)	$(0.15)
	Pro-forma	(0.15)	(0.21)	(0.16)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of: 2003 — 4.27%; 2002 — 4.49%, dividend yield of 0%, expected volatility of: 2003 — 40%; 2002 — 54%, and expected life of 5 years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(e)	Recent accounting pronouncements:

The Financial Accounting Standards Board (FASB) recently issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, FAS 151, Inventory Costs and FAS 153, Exchanges of Non-Monetary Assets. The Company does not expect the adoption of these standards to have a material effect on its financial statements.

13.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the treatment of Alzheimer’s and other diseases. Geographic segment information is as follows:

	Canada	United States
Revenues:
2004	$2,855	$319,093
2003	3,231	196,901
2002	6,327	355,421
Net loss:
2004	(3,121,170)	(624,455)
2003	(3,569,924)	(784,364)
2002	(2,650,750)	(761,859)
Property and equipment, patents and intellectual property:
2004	3,066,234	230,713
2003	2,875,205	292,485
Total assets:
2004	3,402,735	663,286
2003	3,295,048	707,814

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002
(in US dollars)

13.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2004	2003	2002
Customer A	N/A	N/A	33%
Customer B	33%	15%	21%
Customer C	N/A	N/A	11%
Customer D	N/A	25%	N/A

14.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

15.	Subsequent events:

Common Stock Private Purchase Agreement:

(a)	On February 7, 2005, the Corporation issued 82,474 common shares for aggregate proceeds of $240,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c).

(b)	On February 22, 2005, the Corporation issued 50,676 common shares for aggregate proceeds of $150,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION (Registrant)
By:	/s/ Paul Averback
Paul Averback President and Chief Executive Officer

Date: March 15, 2005